SEC FILE NO. 70-8315


                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549











                               CERTIFICATE PURSUANT TO

                                       RULE 24

                               OF PARTIAL COMPLETION OF

                                     TRANSACTIONS






















                                      GPU, INC.
                               GPU INTERNATIONAL, INC.





                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549



          -----------------------------------
                                             )
               In the Matter of              )
                                             )
                    GPU, INC.                )
                                             )
               GPU INTERNATIONAL, INC.       )    Certificate Pursuant
                                             )    to Rule 24 of Partial
               SEC File No. 70-8315          )    Completion of
                                             )    Transactions
               (Public Utility Holding       )
               Company Act of 1935)          )
          -----------------------------------



          TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:



                    The   undersigned,   GPU,   Inc.   ("GPU")    and   GPU

          International, Inc. ( GPUI ), hereby  certify pursuant to Rule 24 of the Rules  and Regulations  under the  Public Utility  Holding

          Company Act of 1935, that certain of the transactions proposed in the  Application, as amended, filed in SEC File No. 70-8315, have been carried out in accordance with the Commission's order  dated

          February 7, 1994 with respect thereto, as follows:

                    1.   As  previously  reported,  under  a  Reimbursement

          Agreement ("CIBC Reimbursement Agreement")  dated as of March 11,

          1994,  as amended,  between Brooklyn  Energy Limited  Partnership

          ("Partnership"), a Nova  Scotia limited partnership and  Canadian

          Imperial  Bank  of Commerce  ("CIBC"),  CIBC issued  a  letter of credit  ("Letter of  Credit" in  favor  of Mutual  Life Assurance

          Company of  Canada, as  agent for the  Partnership's construction lenders, in the face amount of C$12,944,000.





                    2.   The Letter of Credit  expired on January 31, 1997.

          On such date, EI Brooklyn  Investments Limited (formerly known as

          2285241 Nova Scotia Limited) on behalf of the  Partnership repaid in full the principal amount outstanding (and interest in respect

          thereof) under  the CIBC  Reimbursement Agreement.   Such amounts

          constituted  capital  contributions  by EI  Brooklyn  Investments

          Limited to the Partnership.





                                      SIGNATURE



                    PURSUANT  TO  THE REQUIREMENTS  OF  THE  PUBLIC UTILITY

          HOLDING  COMPANY  ACT OF  1935,  THE  UNDERSIGNED COMPANIES  HAVE

          CAUSED  THIS  CERTIFICATE TO  BE SIGNED  ON  THEIR BEHALF  BY THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                        GPU, INC.




                                        By:/s/ T. G. Howson

                                             T. G. Howson
                                             Vice President and Treasurer


                                        GPU INTERNATIONAL, INC.




                                        By:/s/ B. L. Levy

                                             B. L. Levy, President

          Date:  February 27, 1997